SOUTHWESTERN ENERGY COMPANY

10000 Energy Drive

Spring, Texas 77389

October 2, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration
Statement No. 333–248827

Ladies and Gentlemen:

Southwestern Energy Company, a Delaware corporation (the “Registrant”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effectiveness of its Registration Statement (the “Registration Statement”) on Form S-4 (Registration Statement No. 333–248827) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern on October 6, 2020, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Frank E. Bayouth of Skadden, Arps, Slate Meagher & Flom LLP, the Registrant’s counsel, at (713) 655-5115 and that such effectiveness also be confirmed in writing.

Very truly yours, SOUTHWESTERN ENERGY COMPANY

/s/ Chris Lacy
Name: Chris Lacy
Title: Vice President, General Counsel and Corporate Secretary